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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13A-16 OR 15D-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+972-52-432-9955
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Update on Operations

As of the date of this report, Otonomo Technologies Ltd. (“Otonomo” or the “Company”) does not believe the recent terrorist attack and the subsequent declaration of war by the Israeli government against the Hamas terrorist organization will have any material impact on its ongoing operations in Israel. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

Closing Date and Exchange Ratio Relating to the Urgently Transaction

As previously announced, Otonomo entered into an Agreement and Plan of Merger, dated February 9, 2023, with Urgently Inc. (“Urgently”) and U.O Odyssey Merger Sub Ltd. (“Merger Sub”) (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Otonomo, with Otonomo surviving as a direct wholly owned subsidiary of Urgently (the “Merger”). Subject to completion of customary closing conditions, closing of the Merger is expected to take place prior to the market open on Thursday, October 19, 2023. In connection with closing of the Merger, Otonomo’s ordinary shares are expected to cease trading following market close on Wednesday, October 18. Immediately following closing of the Merger, shares of Urgently common stock are expected to begin trading on The Nasdaq Stock Market LLC under the ticker symbol “ULY.”

In accordance with the terms of the Merger Agreement, Otonomo and Urgently have determined that the exchange ratio for the Merger will be 0.51756 shares of Urgently common stock per Otonomo ordinary share, which reflects an implied equity valuation of approximately $282 million on a combined company basis.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-261641) and Form F-3 (Registration No. 333-264771).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

Date: October 18, 2023	By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer

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